March 12, 2021

VIA EDGAR

Mr. Alan Campbell

Ms. Suzanne Haye

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Mr. Alan Campbell

Ms. Suzanne Hayes

Division of Corporation Finance

Re:	European Biotech Acquisition Corp.

Registration Statement on Form S-1
Filed March 8, 2021, as amended
File No. 333-253220

Dear Mr. Campbell and Ms. Hayes:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby join in the request of European Biotech Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington, D.C. time on March 15, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, the undersigned advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the securities, as many copies of the preliminary prospectus dated March 9, 2021 as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Ryan Kelley
Name: Ryan Kelley Title: Director

KEMPEN & CO U.S.A., INC.

By:	/s/ Thomas ten Hoedt
Name: Thomas ten Hoedt Title: Authorised Signatory

By:	/s/ Jan de Kerpel
Name: Jan de Kerpel Title: Head of Life Science & Healthcare

[Signature Page to Underwriter’s Acceleration Request Letter]